                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1*)

                        IFS International Holdings, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    449515105
                                 (CUSIP Number)


                             William D. Regner, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 30, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(1)    Names of Reporting Persons            Hestian Pty Limited

       S.S. or I.R.S. Identification
       Nos. of Above Persons

(2)    Check the Appropriate Box                                                          (a) [X]
       if a Member of a Group                                                             (b) [ ]

(3)    SEC Use Only

(4)    Source of Funds                                                             Not Applicable
       (See Item 3.)

(5)    Check if Disclosure of Legal
       Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                                         [ ]

(6)    Citizenship or Place of                                                    New South Wales
       Organization                                                                     Australia

       Number of Shares                      (7) Sole Voting Power                           None
       Beneficially Owned                    (8) Shared Voting Power                      673,100
       by Each Reporting                     (9) Sole Dispositive Power                      None
       Person With                           (10) Shared Dispositive Power                673,100

(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                                                     673,100

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain
       Shares                                                                                 [X]

(13)   Percent of Class Represented
       by Amount in Row 11                                                                   7.6%

(14)   Type of Reporting Person                                                                CO

(1)    Names of Reporting Persons            VB Family Trust

       S.S. or I.R.S. Identification
       Nos. of Above Persons

(2)    Check the Appropriate Box                                                          (a) [X]
       if a Member of a Group                                                             (b) [ ]

(3)    SEC Use Only

(4)    Source of Funds                                                             Not Applicable

(5)    Check if Disclosure of Legal
       Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                                         [ ]

(6)    Citizenship or Place of                                                         Australian
       Organization

       Number of Shares                      (7) Sole Voting Power                           None
       Beneficially Owned                    (8) Shared Voting Power                      989,767
       by Each Reporting                     (9) Sole Dispositive Power                      None
       Person With                           (10) Shared Dispositive Power                989,767

(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                                                     989,767

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain
       Shares                                                                                 [X]

(13)   Percent of Class Represented
       by Amount in Row 11                                                                  11.2%

(14)   Type of Reporting Person                                                                CO

(1)    Names of Reporting Persons            VB Racing Pty Limited

       S.S. or I.R.S. Identification
       Nos. of Above Persons

(2)    Check the Appropriate Box                                                          (a) [X]
       if a Member of a Group                                                             (b) [ ]

(3)    SEC Use Only

(4)    Source of Funds                                                             Not Applicable

(5)    Check if Disclosure of Legal
       Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                                         [ ]

(6)    Citizenship or Place of                                                         Australian
       Organization

       Number of Shares                      (7) Sole Voting Power                           None
       Beneficially Owned                    (8) Shared Voting Power                      989,767
       by Each Reporting                     (9) Sole Dispositive Power                      None
       Person With                           (10) Shared Dispositive Power                989,767

(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                                                     989,767

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain
       Shares                                                                                 [X]

(13)   Percent of Class Represented
       by Amount in Row 11                                                                  11.2%

(14)   Type of Reporting Person                                                                CO

(1)    Names of Reporting Persons            Christopher van Brugge

       S.S. or I.R.S. Identification
       Nos. of Above Persons

(2)    Check the Appropriate Box                                                          (a) [X]
       if a Member of a Group                                                             (b) [ ]

(3)    SEC Use Only

(4)    Source of Funds                                                             Not Applicable

(5)    Check if Disclosure of Legal
       Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                                         [ ]

(6)    Citizenship or Place of                                                         Australian
       Organization

       Number of Shares                      (7) Sole Voting Power                        100,000
       Beneficially Owned                    (8) Shared Voting Power                      989,767
       by Each Reporting                     (9) Sole Dispositive Power                   100,000
       Person With                           (10) Shared Dispositive Power                989,767

(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                                                   1,089,767

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain
       Shares                                                                                 [X]

(13)   Percent of Class Represented
       by Amount in Row 11                                                                  12.2%

(14)   Type of Reporting Person                                                                IN

(1)    Names of Reporting Persons            Brian Michael Sherman

       S.S. or I.R.S. Identification
       Nos. of Above Persons

(2)    Check the Appropriate Box                                                          (a) [X]
       if a Member of a Group                                                             (b) [ ]

(3)    SEC Use Only

(4)    Source of Funds                                                             Not Applicable

(5)    Check if Disclosure of Legal
       Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                                                         [ ]

(6)    Citizenship or Place of                                                         Australian
       Organization

       Number of Shares                      (7) Sole Voting Power                           None
       Beneficially Owned                    (8) Shared Voting Power                      673,100
       by Each Reporting                     (9) Sole Dispositive Power                      None
       Person With                           (10) Shared Dispositive Power                673,100

(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                                                     673,100

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain
       Shares                                                                                 [X]

(13)   Percent of Class Represented
       by Amount in Row 11                                                                   7.6%

(14)   Type of Reporting Person                                                                IN

(1)    Names of Reporting Persons               Dr. Gene Rosalie Sherman

       S.S. or I.R.S. Identification
       Nos. of Above Persons

(2)    Check the Appropriate Box                                                                             (a) [X]
       if a Member of a Group                                                                                (b) [ ]

(3)    SEC Use Only

(4)    Source of Funds                                                                                Not Applicable

(5)    Check if Disclosure of Legal
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)                                                                                     [ ]

(6)    Citizenship or Place of
       Organization                                                                                       Australian

       Number of Shares                         (7) Sole Voting Power                                           None
       Beneficially Owned                       (8) Shared Voting Power                                      673,100
       by Each Reporting                        (9) Sole Dispositive Power                                      None
       Person With                              (10) Shared Dispositive Power                                673,100

(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                                                                        673,100

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain Shares                                                                       [X]

(13)   Percent of Class Represented
       by Amount in Row 11                                                                                      7.6%

(14)   Type of Reporting Person                                                                                   IN

(1)    Names of Reporting Persons               Escotwo Pty Limited

       S.S. or I.R.S. Identification
       Nos. of Above Persons

(2)    Check the Appropriate Box                                                                             (a) [X]
       if a Member of a Group                                                                                (b) [ ]

(3)    SEC Use Only

(4)    Source of Funds                                                                                Not Applicable

(5)    Check if Disclosure of Legal
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)                                                                                     [ ]

(6)    Citizenship or Place of                                                                       New South Wales
       Organization                                                                                       Australian

       Number of Shares                         (7) Sole Voting Power                                           None
       Beneficially Owned                       (8) Shared Voting Power                                      673,100
       by Each Reporting                        (9) Sole Dispositive Power                                      None
       Person With                              (10) Shared Dispositive Power                                673,100

(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                                                                        673,100

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain Shares                                                                       [X]

(13)   Percent of Class Represented
       by Amount in Row 11                                                                                      7.6%

(14)   Type of Reporting Person                                                                                   CO

(1)    Names of Reporting Persons               Kirman Pty Limited

       S.S. or I.R.S. Identification
       Nos. of Above Persons

(2)    Check the Appropriate Box                                                                             (a) [X]
       if a Member of a Group                                                                                (b) [ ]

(3)    SEC Use Only

(4)    Source of Funds                                                                                Not Applicable

(5)    Check if Disclosure of Legal
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)                                                                                     [ ]

(6)    Citizenship or Place of                                                                       New South Wales
       Organization                                                                                       Australian

       Number of Shares                         (7) Sole Voting Power                                           None
       Beneficially Owned                       (8) Shared Voting Power                                      673,100
       by Each Reporting                        (9) Sole Dispositive Power                                      None
       Person With                              (10) Shared Dispositive Power                                673,100

(11)   Aggregate Amount Beneficially
       Owned by Each Reporting Person                                                                        673,100

(12)   Check if the Aggregate Amount
       in Row (11) Excludes Certain Shares                                                                       [X]

(13)   Percent of Class Represented
       by Amount in Row 11                                                                                      7.6%

(14)   Type of Reporting Person                                                                                   CO

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D is filed by Hestian Pty Limited, VB Family Trust, VB Racing Pty Limited, Escotwo Pty Limited, Kirman Pty Limited, Christopher van Brugge, Brian Michael Sherman and Dr. Gene Rosalie Sherman (together, the "Reporting Persons") to supplement and amend the Schedule 13D originally filed by each of the Reporting Persons, on July 31, 2002 (the "Schedule 13D").

         On September 30, 2002, Hestian Pty Limited, VB Family Trust and The Shaar Fund Ltd. entered into Memorandum of Understanding with respect to their respective investments in the Issuer. A copy of the Memorandum of Understanding is filed as Exhibit 4 hereto.

         All items of the Schedule 13D are hereby supplemented and amended as set out below. All capitalized terms used herein without other definition shall have the same meanings as provided in the Schedule 13D.

ITEM 1.

Item 1 is supplemented by adding the following:

(c)      Title of Class of Securities

         The Issuer has also issued, to The Shaar Fund Ltd. ("Shaar"), common stock purchase warrants ("Purchase Warrants") and Series B 5% Convertible Preferred Stock ("Series B Preferred Stock") and has agreed to issue to Shaar Series 2002 Voting Preferred Stock ("2002 Preferred Stock"). All of the foregoing are convertible into shares of Common Stock.

ITEM 4. Purpose of Transaction.

Item 4 is supplemented by adding the following:

         On September 30, 2002, Hestian, VB Family Trust and Shaar entered into a Memorandum of Understanding (the "MOU") with respect to their investments in the Issuer, a copy of which is filed as Exhibit 4 hereto and which is incorporated herein by reference. Pursuant to the MOU, Hestian, VB Family Trust and Shaar have agreed to form a limited liability company ("Newco") that will hold their collective interests in the Issuer.

         On the same date, September 30, 2002, Shaar entered into an agreement, a copy of which if filed as Exhibit A to Exhibit 4 hereto and which is incorporated herein by reference, with the Issuer to amend the terms of the Series B Preferred Stock. Pursuant to such agreement Shaar will exchange its Series B Preferred Stock for shares of 2002 Preferred Stock, which Shaar will hold until the Issuer amends the terms of the Series B Preferred Stock. Under the terms of the 2002 Preferred Stock and under the terms of the Series B Preferred Stock, as amended, Shaar will have voting rights equivalent to 65,000,000 shares of Common Stock.

Brugge and Shaar to Newco of their interests in the Issuer, Newco will hold a controlling equity interest in the Issuer.

         Hestian, VB Family Trust and Shaar intend, through Newco, to cause the Issuer to take actions intended to maximize shareholder value, including, without limitation, actions with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Any strategies that the Reporting Persons may pursue will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and its business, and general economic, market and industry conditions.

ITEM 5. Interest in Securities of the Issuer.

Items 5 (a)(i) through (iii) and (viii) are deleted in their entirety and replaced with the following:

(a)(i) Hestian is the beneficial owner of 673,100 shares of Common Stock (the "Hestian Shares"), including 100,000 shares issuable upon the exercise of its Warrants. Assuming the exercise by Hestian of its Warrants for 100,000 shares, the shares of Common Stock beneficially owned by Hestian represent approximately 7.6% of the outstanding shares of Common Stock of the Issuer (based on the number of shares of Common Stock outstanding as of September 18, 2002);

   (ii) The VB Family Trust is the beneficial owner of 989,767 shares of Common Stock (the "VB Family Shares"), representing approximately 11.2% of the outstanding shares of Common Stock of the Issuer (based on the number of shares of Common Stock outstanding as of September 18, 2002);

   (iii) Mr. van Brugge is the beneficial owner of 100,000 shares, issuable upon the exercise of his Warrants, and may be deemed to be the beneficial owner of the VB Family Shares, as he is the sole shareholder and the sole director of VB Racing. Assuming the exercise by Mr. van Brugge of his Warrants for 100,000 shares, the aggregate amount of shares of Common Stock beneficially owned by Mr. van Brugge represents approximately 12.2% of the outstanding shares of Common Stock of the Issuer (based on the number of shares of Common Stock outstanding as of September 18, 2002); and

   (viii) for the purposes of this filing, the Reporting Persons may be deemed to be beneficial owners of the shares of Common Stock issuable upon conversion of the Purchase Warrants and Series 2002 Preferred Stock owned by Shaar, by virtue of the MOU. Therefore the Reporting Persons and Shaar, to the extent they are deemed to be a group, may be deemed to beneficially own, on a fully diluted basis, securities with voting rights equivalent to an aggregate of approximately 66,962,867 shares of Common Stock, representing approximately 90.2% of the outstanding voting equity securities, on a fully diluted basis.
          The Reporting Persons disclaim beneficial ownership of such securities for all other purposes.

ITEM 6.

Item 6 is supplemented by adding the following:

Please refer to Item 4 for details of the MOU.

ITEM 7. Materials to Be Filed as Exhibits.

Item 7 is supplemented by adding the following:

Exhibit 3. List of Persons Filing Amendment No. 1 to Schedule 13D pursuant to Rules 13d-1(a) and 13d-2(a) under the Act.

Exhibit 4. Memorandum of Understanding, dated as of September 30, 2002, among The Shaar Fund Ltd., Hestian Pty Limited and VB Family Trust.

Exhibit 5. Agreement to Amend the Terms of Series B Preferred Stock, dated as of September 30, 2002 among The Shaar Fund Ltd. and IFS International Holdings, Inc. See Exhibit A to the Memorandum of Understanding filed as Exhibit 4 hereto.



               Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2002

                                    HESTIAN PTY LIMITED



                                    By: /s/ Brian Michael Sherman
                                       --------------------------
                                    Name:  Brian Michael Sherman
                                    Title: Director

                                    VB FAMILY TRUST



                                    By: /s/ Barry Sechos
                                       --------------------------
                                    Name:  Barry Sechos, as Attorney-in-fact for
                                           Christopher van Brugge
                                    Title: Director


                                    VB RACING PTY LIMITED



                                    By: /s/ Barry Sechos
                                       --------------------------
                                    Name:  Barry Sechos, as Attorney-in-fact for
                                           Christopher van Brugge
                                    Title: Director


                                    ESCOTWO PTY LIMITED



                                    By: /s/ Brian Michael Sherman
                                       --------------------------
                                    Name:  Brian Michael Sherman
                                    Title: Director


                                    KIRMAN PTY LIMITED



                                    By: /s/ Brian Michael Sherman
                                       --------------------------
                                    Name:   Brian Michael Sherman
                                    Title:  Director


                                    CHRISTOPHER VAN BRUGGE, individually



                                    /s/  Barry Sechos
                                    -------------------------------------
                                         Barry Sechos, as Attorney-in-fact for
                                         Christopher Van Brugge

                                    BRIAN MICHAEL SHERMAN, individually



                                    /s/  Brian Michael Sherman
                                    -------------------------------------


                                    DR. GENE ROSALIE SHERMAN, individually



                                    /s/ Gene Rosalie Sherman
                                    -------------------------------------

                                INDEX OF EXHIBITS



Exhibit 3. List of Persons Filing Amendment No. 1 to Schedule 13D pursuant to Rules 13d-1(a) and 13d-2(a) under the Act.

Exhibit 4. Memorandum of Understanding, dated as of September 30, 2002, among The Shaar Fund Ltd., Hestian Pty Limited and VB Family Trust.

Exhibit 5. Agreement to Amend the Terms of Series B Preferred Stock, dated as of September 30, 2002 among The Shaar Fund Ltd. and IFS International Holdings, Inc. See Exhibit A to the Memorandum of Understanding filed as Exhibit 4 hereto.